

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Ms. Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P.O. Box 755
Chicago, Illinois 60690

Re: Bank of Montreal
    Amendment No. 1 to Registration Statement on Form F-4
    Filed March 11, 2011
    File No. 333-172012
    Form 40-F for the Fiscal Year Ended October 31, 2010
    Filed December 8, 2010
    File No. 001-13354
    Marshall & Ilsley Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 1, 2011
    File No. 001-33488

Dear Ms. Hennessy:

We have reviewed the above referenced filings and your response dated March 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Bank of Montreal

Amended Registration Statement on Form S-4

General

1. We note that M&I's 2010 compensation information will be included in an amendment to the Form 10-K for the fiscal year ended December 31, 2010. Please note that we may have comments on this disclosure once it has been filed.

Exhibits 8.1, 8.2 and 8.3

2. You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion. Please revise your disclosure accordingly or please file long-form tax opinions.

Form 40-F for the Fiscal Year Ended October 31, 2010

Exhibit 99.1

General Development of the Business

Three Year History, page 4

3. We note your response to our prior comment 24 and request that you please include a draft of your proposed disclosure to be made in future filings.

Legal Proceedings and Regulatory Actions, page 13

4. We note your response to our prior comment 25 and request that you please include a draft of your proposed disclosure to be made in future filings.

Marshall & Ilsley Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 8. Loans and Leases, page 115

5. Please revise future filings to clearly identify and provide a breakdown of the recorded investment of your loan portfolio segments and classes of financing receivables.

Note 9. Allowance for Loan and Lease Losses, page 116

6.   In your collective loan impairment disclosure you state that historical loss information may be adjusted for portfolio trends, the effect of loan sales and factors that may be unique to a particular loan or lease type. Please revise future filings to present additional granularity regarding any adjustments made to historical losses. Please discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for the adjustments.

7.   You also state that the second element of your collective loan impairment methodology reflects management's recognition of the uncertainty and imprecision underlying the process of estimating losses and that reserve ranges may be allocated to industry segments due to environmental conditions unique to the measurement period. Please revise future filings to present additional granularity regarding the amount of the allowance allocated to each class or portfolio segment that is the result of the second element and discuss any trends or changes from prior periods related to this element.

        In responding to our comments on the Exchange Act filings, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc. (facsimile only)
    C. Andrew Gerlach
    Sullivan & Cromwell LLP
    (212) 291-9299